UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDENOR S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016 AND FOR THE NINE

AND THREE-MONTH PERIODS THEN ENDED

PRESENTED IN COMPARATIVE FORM

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial statements.

Terms	Definitions
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CYCSA	Comunicaciones y Consumos S.A.
EASA	Electricidad Argentina S.A.
Edenor S.A	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
FOTAE	Trust for the Management of Electric Power Transmission Works
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
INDEC	National Institute of Statistics and Census
IPIM	Domestic Wholesale Price Index
MEyM	Energy and Mining Ministry
MMC	Cost Monitoring Mechanism
PEN	Federal Executive Power
PISA	Pampa Inversiones S.A.
PUREE	Program for the Rational Use of Electric Power
PYSSA	Préstamos y Servicios S.A.
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
SEC	Securities and Exchange Commission
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
SUSS	Single Social Security System
VAD	Distribution Added Value
OSV	Orígenes Seguros de Vida S.A.

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the concession agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Electricidad Argentina S.A. (EASA)

Legal address: 3302 Ortiz de Ocampo, Building 4, City of Buenos Aires

Main business of the parent company:  Investment in Edenor S.A.’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.54%

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2016

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 13)
Common, book-entry shares, face value 1, 1 vote per share

Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)   Includes 9,412,500 treasury shares as of September 30, 2016 and December 31, 2015.

(2)   Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

Edenor S.A.

Condensed Interim Statement of Financial Position

as of September 30, 2016 presented in comparative form

(Stated in thousands of pesos)

	Note	09.30.16	12.31.15
ASSETS
Non-current assets
Property, plant and equipment	8	10,597,129	8,885,789
Interest in joint ventures		454	433
Deferred tax asset	18	1,106,415	50,048
Other receivables	9	232,311	153,777
Financial assets at amortized cost		45,750	-
Financial assets at fair value through profit or loss	11	-	23,567
Total non-current assets		11,982,059	9,113,614

Current assets
Inventories		234,199	134,867
Other receivables	9	176,177	1,079,860
Trade receivables	10	3,257,798	963,005
Financial assets at fair value through profit or loss	11	1,995,991	1,560,434
Financial assets at amortized cost		1,053	-
Derivative financial instruments		-	197
Cash and cash equivalents	12	91,392	128,952
Total current assets		5,756,610	3,867,315
TOTAL ASSETS		17,738,669	12,980,929

Edenor S.A.

Condensed Interim Statement of Financial Position

as of September 30, 2016 presented in comparative form (continued)

(Stated in thousands of pesos)

	Note	09.30.16	12.31.15

EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	13	897,043	897,043
Adjustment to share capital		397,716	397,716
Additional paid-in capital		3,452	3,452
Treasury stock	13	9,412	9,412
Adjustment to treasury stock		10,347	10,347
Legal reserve		73,275	-
Opcional reserve		176,061	-
Other comprehensive loss		(42,253)	(42,253)
Accumulated losses		(1,842,232)	249,336
TOTAL EQUITY		(317,179)	1,525,053

LIABILITIES
Non-current liabilities
Trade payables	14	230,604	224,966
Other payables	15	4,514,573	2,391,878
Borrowings	16	2,666,520	2,460,975
Deferred revenue		194,283	153,816
Salaries and social security payable	17	97,311	80,039
Benefit plans		255,688	204,386
Tax liabilities	19	990	1,922
Provisions		315,748	259,573
Total non-current liabilities		8,275,717	5,777,555
Current liabilities
Trade payables	14	8,142,140	4,475,427
Other payables	15	134,167	151,674
Borrowings	16	117,647	48,798
Derivative financial instruments		1,290	-
Deferred revenue		764	764
Salaries and social security payable	17	857,689	733,131
Benefit plans		28,291	28,291
Tax payable		101,157	16,332
Tax liabilities	19	297,424	153,415
Provisions	20	99,562	70,489
Total current liabilities		9,780,131	5,678,321
TOTAL LIABILITIES		18,055,848	11,455,876

TOTAL LIABILITIES AND EQUITY		17,738,669	12,980,929

The accompanying notes are an integral part of these condensed interim financial statements.

Edenor S.A.

Condensed Interim Statement of Comprehensive Income

for the nine and three-month periods ended September 30, 2016 presented in comparative form

(Stated in thousands of pesos)

		nine months at		three months at
	Note	09.30.16	09.30.15	09.30.16	09.30.15

Revenue	21	9,117,348	2,911,190	3,410,203	1,043,180
Electric power purchases		(4,766,012)	(1,547,898)	(1,996,329)	(547,834)
Subtotal		4,351,336	1,363,292	1,413,874	495,346
Transmission and distribution expenses	22	(4,575,206)	(2,331,136)	(1,405,284)	(804,048)
Gross loss		(223,870)	(967,844)	8,590	(308,702)

Selling expenses	22	(1,100,468)	(600,961)	(339,279)	(234,589)
Administrative expenses	22	(812,471)	(479,126)	(310,764)	(172,593)
Other operating expense, net	23	(300,737)	(265,216)	(73,794)	(153,150)
Gain from interest in joint ventures		21	2	-	-
Operating loss before higer costs recognition and SE Resolution 32/15		(2,437,525)	(2,313,145)	(715,247)	(869,034)
Income recognition on account of the RTI - SE Resolution 32/15		419,415	3,809,727	(7,704)	1,421,075
Higher cost recognition – SE Resolution 250/13 and subsequent Notes		81,512	186,596	-	-
Operating (loss) profit		(1,936,598)	1,683,178	(722,951)	552,041

Financial income	24	133,936	58,196	46,614	20,563
Financial expenses	24	(1,084,945)	(150,543)	(396,655)	(188,439)
Other financial results	24	(26,014)	(75,931)	50,930	(49,382)
Net financial expense		(977,023)	(168,278)	(299,111)	(217,258)
(Loss) Profit before taxes		(2,913,621)	1,514,900	(1,022,062)	334,783

Income tax	18	1,071,389	(576,027)	365,295	(120,653)
(Loss) Profit for the period		(1,842,232)	938,873	(656,767)	214,130

Basic and diluted earnings (loss) profit per share:
Basic and diluted earnings (loss) profit per share	25	(2.05)	1.05	(0.73)	0.24

The accompanying notes are an integral part of these condensed interim financial statements.

Edenor S.A.

Condensed Interim Statement of Changes in Equity

for the nine-month period ended September 30, 2016

presented in comparative form

(Stated in thousands of pesos)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Legal reserve	Opcional reserve	Other comprehesive loss	Accumulated deficit	Total equity
Balance at December 31, 2014	897,043	397,716	9,412	10,347	3,452	-	-	(39,862)	(893,107)	385,001

Profit for the nine-month period	-	-	-	-	-	-	-	-	938,873	938,873
Balance at September 30, 2015	897,043	397,716	9,412	10,347	3,452	-	-	(39,862)	45,766	1,323,874
Profit for the nine-month complementary period	-	-	-	-	-	-	-	-	203,570	203,570
Other comprehensive loss for the year	-	-	-	-	-	-	-	(2,391)	-	(2,391)
Balance at December 31, 2015	897,043	397,716	9,412	10,347	3,452	-	-	(42,253)	249,336	1,525,053
Loss for the nine-month period	-	-	-	-	-	-	-	-	(1,842,232)	(1,842,232)
Ordinary and Extraordinary Shareholders’ Meeting held on 04.28.2016	-	-	-	-	-	73,275	176,061	-	(249,336)	-
Balance at September 30, 2016	897,043	397,716	9,412	10,347	3,452	73,275	176,061	(42,253)	(1,842,232)	(317,179)

The accompanying notes are an integral part of these condensed interim financial statements.

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2016

presented in comparative form

(Stated in thousands of pesos)

	Note	09.30.16	09.30.15 Restated
Cash flows from operating activities
(Loss) Profit for the period		(1,842,232)	938,873
Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	22	257,588	204,080
Loss on disposals of property, plants and equipments	8	39,995	3,188
Net accrued interest	24	948,683	76,723
Exchange difference	24	359,696	170,130
Income tax	18	(1,071,389)	576,027
Allowance for the impairment of trade and other receivables, net of recovery	23	91,470	22,843
Adjustment to present value of receivables	24	(2,958)	(3,201)
Provision for contingencies	20	119,434	115,681
Other expenses - FOCEDE	23	14,653	42,637
Changes in fair value of financial assets	24	(343,763)	(93,169)
Accrual of benefit plans	22	61,927	63,748
Gain from interest in joint ventures		(21)	(2)
Higher cost recognition – SE Resolution 250/13 and subsequent Notes		(81,512)	(186,596)
Income recognition on account of the RTI - SE Resolution 32/15		-	(447,438)
Net gain from the repurchase of Corporate Bonds	24	(42)	-
Income from non-reimbursable customer contributions	23	(573)	(573)
Changes in operating assets and liabilities:
(Increase) in trade receivables		(2,252,956)	(88,373)
Decrease (Increase) in other receivables		886,816	(401,201)
(Increase) in inventories		(99,331)	(23,746)
Increase in deferred revenue		41,040	25,267
Increase in trade payables		2,582,242	756,954
Increase in salaries and social security payable		141,829	71,005
Decrease in benefit plans		(10,626)	(23,069)
Increase in tax liabilities		239,671	925
Increase in other payables		1,831,685	11,873
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)		-	25,612
Decrease in provisions	20	(34,186)	(22,680)
Net cash flows generated by operating activities		1,877,140	1,815,518

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2016

presented in comparative form (continued)

(Stated in thousands of pesos)

	Note	09.30.16	09.30.15 Restated
Cash flows from investing activities
Payment of property, plants and equipments		(1,525,477)	(1,061,472)
Net (payment for) collection of purchase / sale of financial assets at fair value		(53,979)	(839,374)
Collection of receivables from sale of subsidiaries		9,881	4,272
Net cash flows used in investing activities		(1,569,575)	(1,896,574)

Cash flows from financing activities
Payment of principal on loans	16	(136,149)	(83,484)
Proceeds from Salaries mutuum		-	166,816
Redemption of corporate notes		(4,866)	-
Payment of redemption on corporate notes		(221,905)	-
Net cash flows (used in) / generated by financing activities		(362,920)	83,332

(Decrease) Increase in cash and cash equivalents		(55,355)	2,276

Cash and cash equivalents at the beginning of year	12	128,952	179,080
Exchange differences in cash and cash equivalents		17,795	(3,173)
(Decrease) Increase in cash and cash equivalents		(55,355)	2,276
Cash and cash equivalents at the end of the period	12	91,392	178,183

Supplemental cash flows information
Non-cash activities

Financial costs capitalized in property, plants and equipments	8	(203,458)	(192,176)

Acquisitions of property, plant and equipment through increased trade payables		(279,988)	(88,784)

Increase from offsetting of PUREE-related liability against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)		-	10,619

(Decrease) from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)		-	158,081

Decrease from offset of other liabilities with CAMMESA for loans for consumption (Mutuums) granted for higher salary costs (SE Resolution 32/15)		-	(447,438)

Amounts received from CAMMESA through FOCEDE		-	631,604

The accompanying notes are an integral part of these condensed interim financial statements.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form

1.                   General information

History and development of the Company

Edenor S.A. was organized on July 21, 1992 by Decree No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the Federal Executive Power.

On September 1, 1992, EASA took over the operations of Edenor S.A.

The corporate purpose of Edenor S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by Edenor S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In fiscal year 2015, the Company recorded positive operating and net results, thus reversing its negative economic and financial situation of the last years. This improvement has been achieved as a consequence of the issuance by the SE on March 13, 2015 of Resolution No. 32/15, which addressed the need for the adjustment of the distribution companies’ resources and considered that the adoption of urgent and temporary measures was necessary in order to maintain the normal provision of the public service, object of the concession.

In spite of the deterioration of the economic and financial equation over the last years, the Company has been able to reasonably maintain the quality of the electricity distribution service and satisfy the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the rise in the standard of living. The imbalance of the business equation was caused by the delay in the compliance with certain obligations under the Adjustment Agreement, especially with regard to both the recognition of the semiannual rate adjustments resulting from the MMC, and the carrying out of the RTI, mitigated by the adoption of certain temporary measures. In this regard, the Company has absorbed the higher costs associated with the provision of the service and complied with the execution of the investment plan and the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety.

In line with the above-described situation, on December 16, 2015, the Executive Power issued Executive Order No. 134, which declared the state of emergency in the country’s electricity sector and authorized the MEyM to implement a plan of action for the generation, transmission and distribution of electricity at national level and guarantee the provision of the electricity public service under adequate economic and technical conditions.

As part of the measures aimed at the restructuring of the electricity sector, in January 2016, the MEyM issued Resolutions Nos. 6 and 7 and the ENRE its Resolution No. 1 (hereinafter the “Resolutions”), which approved a new electricity rate system aimed not only to improve the distribution companies’ revenue in order for them to be able to make investments and carry out network maintenance and expansion works, but also to reflect the approved new generation cost. This new electricity rate system protects those sectors that cannot afford the full cost of the service through the creation of a “Social Tariff”, is accompanied by a program aimed at reducing the consumption of electricity and provides for the billing of electricity consumption on a monthly basis in order to soften the impact of the increases on customers. With the same purpose, some weeks afterward, different regulations were approved aimed at protecting social and sports neighborhood clubs, public welfare entities, etc.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

At the same time, the aforementioned Resolution No. 7 repealed SE Resolution No. 32/15, pursuant to which the government grant mentioned in the first paragraph of this Note had been granted, and instructed the ENRE to take all the necessary steps to conclude the RTI before December 31, 2016. In this regard, on April 1, 2016, the ENRE issued Resolution No. 55/16, which approves the program for the Review of the distribution tariff for the current year and establishes the criteria and methodologies for the process.

Despite these advances, as from May, different courts granted provisional remedies ordering the temporary suspension of the Resolutions in all the Province of Buenos Aires, which resulted not only in 80% of the Company customers paying the electricity supply at the rates in effect until January 31, 2016, but also in the suspension being applied retroactively to February 1, 2016 for 30% of the customers, whose bills were credited for the amounts already paid.

Due to the situation described in the preceding paragraph, and in order not to paralyze investments or cut operating expenses, mainly salaries, the Company had no alternative but to incur once again payment delays for the energy it acquires in the MEM.

Subsequently, and as a consequence of the judgment passed by the Supreme Court of Justice of Argentina on September 6, 2016 in the “Abarca” case, whereby the provisional remedy granted by Division II of the Federal Appellate Court of La Plata (Note 2.b) was revoked, the MEyM through Resolution No. 197/16, and the ENRE by means of Resolution No. 523/16 set forth the modality of payment of the debt with the MEM for energy purchases, as well as the customer billing methodology, including the treatment to be given to the unpaid retroactive amounts as a consequence of the aforementioned provisional remedy (Note 2.f).

Furthermore, and with regard to the provisional remedies related to La Matanza and Pilar jurisdictions, which remain in force at the date of issuance of these condensed interim financial statements and suspended the application of MEyM Resolution 7/16 (which, as previously mentioned, had repealed SE Resolution 32/15 -Note 2.c. IX to the financial statements as of December 31, 2015), the Company believes that SE Resolution 32/15 is once again effective in these jurisdictions that come within the scope of the provisional remedies, and, therefore, that the deficit generated by such provisional remedies should be covered with funds transferred by the Federal Government to this Distribution Company.

Faced with this scenario, the Company’s Board of Directors is assessing the financial position described in Note 13, as well as the sufficiency of the financial resources to cover operation costs, investment plans and debt interest payments, together with the impact of the different variables that affect the Company’s business, such as behavior of the demand, losses, delinquency, penalties and service quality, among others.

At present, it is not possible to estimate the final outcome of this situation. In any case, the Company continues to prepare its financial statements on a going concern basis because in its opinion the Federal Government should once again begin to provide the Company with assistance to pay its obligations until a new tariff increase is established.

2.                  Regulatory framework

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by the Company as of December 31, 2015, are as follow:

a)        Tariff Structure Review

By means of MEyM Resolution No. 7/16 (see provisional remedies Note 2.b), SE Resolution No. 32/15 was repealed and the ENRE was instructed to adopt all the necessary measures, within its field of competence, to conclude the RTI before December 31, 2016.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

On April 1, 2016, the ENRE issued Resolution No. 55/16, which approves the program for the Review of the distribution tariff for the current year, establishing the criteria and methodologies for the RTI process, together with a tentative schedule with a detail of the work plan to be submitted.

In this regard, on September 5, 2016, the Company submitted to the ENRE for its approval the electricity rate schedule proposal for the next five years. For the purposes of the rate proposal, the Company: (i) determined the capital base using for such purpose the depreciated replacement cost method; (ii) submitted the 2017-2021 Investment Plan; (iii) submitted a detail of the operating expenses; and (iv) submitted all other data requested by the Regulatory Authority.

 In accordance with the Work Plan and schedule duly fixed by the ENRE, on October 28, 2016, the public hearing was held as a preliminary step to define the electricity rate schedule for the next period, which may take into account, in whole or in part, the Company’s proposal.

As mentioned in the financial statements as of December 31, 2015, the Company estimates that the RTI must include, in addition to the definitive Electricity Rate Schedules, a review of costs, the required quality levels and other rights and obligations that would lead to an updated Concession Agreement, which, in turn, must provide for the definitive treatment to be given to all those issues, about which a decision is still pending, resulting from the Federal Government’s non-compliance with the Adjustment Agreement, including the remaining balances and other effects caused by the partial measures adopted.

These issues, among other, are the following:

i)          the treatment to be given to the remaining balances of the amounts received for the fulfillment of the Investment Plan through the Loans for consumption (Mutuums) granted to cover the insufficiency of the funds deriving from the FOCEDE;

ii)         the treatment to be given to the funds disbursed by the Company for the fulfillment of the Investment Plan, not included in i) above;

iii)       the conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of SE Resolution No. 32/15, for which purpose the Company has submitted a payment plan;

iv)       the treatment to be given to the Penalties and Discounts whose payment/crediting is pending.

b)   Provisional remedies

As from May 2016, the Company has been notified by several courts of the Province of Buenos Aires of the granting of provisional remedies requested by different customers, both individuals and groups of consumers, which all together accounted for more than 30% of the Company’s sales, ordering the suspension of MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16 (authorizing tariff increases), retroactively to the date on which such resolutions came into effect, i.e. February 2016.

These measures required the Company to refrain from billing with the tariff increase and to return any amounts of the increases already collected by means of a credit in the customers’ accounts to offset future electricity consumption.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

The current status of the main provisional remedies is detailed below:

“Abarca”:

On July 15, 2016 the ENRE notified the Company of the granting of a provisional remedy by Division II of the Federal Appellate Court of the City of La Plata, ordering the suspension of the tariff increases in all the Province of Buenos Aires for a period of three months to commence as from the date of issuance of such judicial order. In July, this measure impacted 80% of the Company’s billing. As a consequence of the filing of a “Federal Extraordinary Appeal” (“Recurso Extraordinario Federal”), on September 6, 2016 the Supreme Court of Justice of Argentina revoked the provisional remedy granted by Division II, which implies that, except in those districts of the Province of Buenos Aires where another provisional remedy remains in force, the applicable electricity rate schedule should be the one approved by ENRE Resolution No. 1/16. On September 27, 2016, the MEyM issued Resolution 197/16, instructing CAMMESA to invoice distribution companies for the amounts unbilled in compliance with the provisional remedy herein described, in four equal and consecutive monthly installments. Furthermore, it instructed the ENRE to direct, in turn, distribution companies to make this payment plan, with no interest or surcharges, available to customers (ENRE Note No. 523 dated September 29, 2016). At the date of these condensed interim financial statements, this provisional remedy has no impact on the trade receivables recognized by the Company as of September 30, 2016.

“Fernández Francisco Manuel and Other Plaintiffs”:

On August 3, 2016, the short-term provisional remedy (provisional relief that remains in effect until the Federal Government submits the report required by the law or the term provided for such purpose expires - “medida cautelar interina”) requested in the action for the protection of a constitutional right that was violated (“acción de amparo”) brought against the Federal Government (PEN and MEyM) and the ENRE was granted, declaring MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16 null and void and ordering CAMMESA to refrain from applying the new electricity rate schedule until the public hearing was held. On October 6, 2016, final judgment was passed, partially upholding the action brought and declaring the electricity rate schedule included in the aforementioned Resolutions inapplicable to small-demand (T1) customers, ordering the ENRE to instruct distribution companies to allow customers, who consider themselves affected by the effects of the aforementioned Resolutions and at their sole request, to pay and have as settled the amounts owed as well as those accruing in the future, in accordance with the electricity rate system applied prior to ENRE Resolution No. 1/16. On October 25, 2016, by Note No. 123,177, the ENRE informed the Company that the referred to judgment had been appealed by the ENRE and the MEyM, that the appeals had been granted with a stay of execution, and, therefore, that until a decision on such judgment, whose enforcement had been stayed, was issued by the Appellate Court, the Company had to continue billing its customers in accordance with the rate resulting from the application of MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16. If the Appellate Court affirms the appealed judgment, the enforcement thereof may give rise to significant additional losses for the Company, inasmuch as small-demand (T1) customers represent 54% of the Company’s revenue from sales.

“Ombudsman for the District of Pilar and Other Petitioners”:

With regard to the provisional remedy granted against the MEyM in respect of the customers residing in the locality of Pilar, due to both the fact that the originally stipulated term thereof has expired due to the lapse of time and the fact that the joining thereof to the “Fernández” case had been ordered, it is inferred that the customers of the above-mentioned locality would be subject to the decision issued in such case and consequently included within the universe of customers subject to the “Fernández” ruling mentioned in the previous caption. Therefore, at the date of issuance of these condensed interim financial statements, the Company is awaiting the ENRE’s instruction in order to have the information it needs to be able to recognize the impact of this situation. Edenor estimates that the application of MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16 to Pilar customers would enable the Company to record the effects related to the distribution margin for the February-September 2016 period, which amount to$ 426.6 million. However, an adverse ruling of the Appellate Court will have the effects mentioned at the end of the preceding paragraph.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

“Municipality of La Matanza and Other Petitioners”:

The short-term provisional remedy (medida cautelar interina) granted on June 14, 2016 that benefitted the residents of the locality of La Matanza was appealed by all the affected parties, the MEyM, the ENRE and the Company. The appeal has been granted by the court hearing the case and the proceedings are about to be sent to the Federal Appellate Court of San Martín for their treatment. That, without prejudice to the petition filed to have the action (acción de amparo) rejected, which is still pending resolution. Edenor estimates that the application of MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16 to La Matanza customers would enable the Company to recognize the results related to this district, generating a positive net result for the February-September 2016 period of $ 856.5 million. However, an adverse ruling of the Appellate Court in the “Fernández” case would include the small-demand (T1) customers residing in La Matanza District and will have the effects mentioned above in this Note.

c)    Penalties

By means of ENRE Note No. 120,151 dated April 15, 2016, which establishes the new criterion to calculate penalties, the Company is informed that for purposes of calculating penalty amounts, the values to be applied are the kWh values in effect at the last day of the six-month period analyzed in which the penalizable event is detected, with the increases recorded in the “remuneration” as a consequence of the increases and adjustments granted as of that date. The effect of this resolution for the September 2015-February 2016 six-month period and subsequent periods has been recorded during the nine-month period ended September 30, 2016.

Furthermore, it is stated that the resulting amounts determined as indicated in the preceding paragraph, accrue interest at the thirty-day lending rate of Banco de la Nación Argentina, from the date on which they are determined until the Customer’s account is actually credited, effect which the Company has recorded in its financial statements.

Additionally, by Note No. 123,091 dated October 19, 2016, the ENRE set the average rate values ($/KWh) to be applied as from December 2012 for the penalties payable to the Public Administration. In accordance with the terms of the Concession Agreement, such values relate to the average sale price of energy charged to customers. Due to the fact that the amounts informed in the above-mentioned note are not in agreement with such concept, on November 1, 2016, the Company submitted a note to the ENRE requesting the rectification of the incorrect amounts informed.

In the case that in the ENRE’s reply to the Note referred to in the preceding paragraph, the term “remuneration” were interpreted by the ENRE as to include all the amounts received in the form of, for example, government grants, the amount of the provision for penalties could increase significantly. The Company believes that such interpretation would be contrary to the terms of the Concession Agreement.

The penalty amount determined as of September 30, 2016 includes neither the effects of the actions (acciones de amparo) mentioned in the previous caption nor those which may be necessary to record if ENRE Note No. 123,091 is applied.

Compensation payable to Customers

On March 21, 2016, the ENRE issued Resolution No. 31/16, pursuant to which it was provided that each small-demand residential customer (T1R) who suffered  power outages between February 12 and 18, 2016 must be paid a compensation of at least (i) six hundred pesos if the power cut lasted more than 12 continuous hours but did not exceed 24 continuous hours; (ii) nine hundred thirty-one pesos if the power cut lasted more than 24 continuous hours but did not exceed 48 hours; and (iii) one thousand sixty-five pesos if the power cut lasted more than 48 continuous hours.

The total amount of the compensation payable to customers by way of discounts amounts $ 73 million, which was credited to customer bills issued as from April 25, 2016.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

d)   ENRE Resolution No. 347/12

According to the provisions of ENRE Resolution No. 2/16, concerning the termination of the FOCEDE trust, on June 23, 2016 the Company received $ 86.3 million as reimbursement for the amounts duly transferred to the FOCEDE. On July 20, 2016, the aforementioned trust was formally terminated and liquidated.

e)    Framework Agreement

With regard to the accounts receivable from the Framework Agreement, related to the distribution of electricity to low-income areas and shantytowns, during the months of May and July the Company received payments for $ 11.4 million and $ 53.5 million, respectively from the Provincial and the Federal Governments.

Unrecognized revenue related to the Framework Agreement during the January 1, 2015 – September 30, 2016 period amounts to $ 85 million.

f)     Remaining balances in favor of the MEM

As a consequence of the provisional remedies described in Note 2.b and in order to safeguard the provision of the public service of electricity distribution in a continuous and safe manner, the Company has had no alternative -since July- but to temporarily suspend payments to CAMMESA for energy purchases.

Subsequently, and due to the fact that the different provisional remedies that had temporarily suspended the application of MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16 ceased to have effect, the MEyM, by means of Resolution No. 197 dated September 27, 2016,  instructed CAMMESA to facilitate the payment of the amounts owed by the Company in four non-interest bearing and surcharge-free, equal and consecutive monthly installments, with the first of them maturing in October, which the Company paid on October 31, 2016 for an amount of $ 268.9 million.

For the balances owed and not included within the scope of the desisted provisional remedies, the Company recorded compensatory interest for $ 46.1 million, not recognizing default interest because, in accordance with the provisions of SEE Note No. 229 dated May 9, 2016, such interest is not to be charged during the period in which the state of emergency declared by Decree No. 134/15 is in effect.

3.                  Basis of preparation

These condensed interim financial statements for the nine-month period ended September 30, 2016 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”.

This condensed interim financial information must be read together with the Company’s financial statements as of December 31, 2015, which have been prepared in accordance with IFRS. These condensed interim financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise. They have been prepared under the historical cost convention, as modified by the measurement of financial assets at fair value through profit or loss.

The condensed interim financial statements for the nine and three-month periods ended September 30, 2016 have not been audited. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the nine-month period ended September 30, 2016 do not necessarily reflect the Company’s results in proportion to the full fiscal year.

These condensed interim financial statements were approved for issue by the Company’s Board of Directors on November 9, 2016.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

Comparative information

The balances as of and for the nine and three-month periods ended December 31, 2015, disclosed in these condensed interim financial statements for comparative purposes, arise from the financial statements as of those dates. Certain amounts of the financial statements presented for comparative purposes have been reclassified following the disclosure criteria used for the periods being reported.

On July 26, 2016, the Company restated its financial statements for the year ended December 31, 2015 and 2014, with the aim of reclassifying in the Statement of Cash Flows the values related to the loan for consumption (mutuum) agreements duly entered into with CAMMESA.

Accordingly, the Company’s statement of cash flows for the period ended September 30, 2015 has been reviewed to present the cash inflows related to such agreements within financing activities in the statement of cash flows, instead of operating activities as previously presented. Also, the increase in the balances of the loans with CAMMESA for funds received by the FOCEDE for the period ended September 30, 2015 is now presented as a non-cash transaction in the supplementary disclosures to the statement of cash flows instead of operating activities as previously presented.

This correction to the financial statements, impacts only the statement of cash flows, there being no impact on the statements of financial position, comprehensive income, or equity, or on the basic and diluted (loss) earnings per share.

	09.30.15
	Published balances	adjustments		Restated balances
Cash flows generated by operating activities	1,982,334	(166,816)	(1)	1,815,518
Cash flows from financing activities	(83,484)	166,816	(1)	83,332
Non-cash activities
Amounts received from CAMMESA through FOCEDE	-	631,604	(2)	631,604
Decrease from offset of other liabilities with CAMMESA for loans for consumption (Mutuums) granted for higher salary costs (SE Resolution 32/15)	(447,438)	-		(447,438)

(1)        Relates to the loan for consumption (mutuum) for salaries that was disclosed in the statement of cash flows under the heading “Increase in trade payables and loans for consumption (mutuums) with CAMMESA” (Note 2.c.VIII to the financial statements as of December 31, 2015).

(2)        Relates to the loan for consumption (mutuum) for investments (Note 2.c.VIII to the financial statements as of December 31, 2015).

(3)        Relates to the amounts received in accordance with the provisions of SE Resolution No. 32/15, which establishes the offsetting of the loan for consumption (mutuum) for salaries with those funds (Note 2.c.IX to the financial statements as of December 31, 2015).

Financial reporting in hyperinflationary economies

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of an economy with high inflation, whether they are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, in general terms, the inflation produced from the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. In order to conclude whether the economy is a hyperinflationary economy, the standard details a series of factors to be considered, among which the existence of a cumulative inflation rate over three years that approaches or exceeds 100% is included.

In this regard, the Company’s Management has evaluated whether the Argentine peso meets the characteristics to be qualified as the currency of a hyperinflationary economy following the guidelines established in IAS 29. In order to assess the quantitative factor mentioned in the preceding paragraph, the Company’s Management considered the development of the IPIM index published by the INDEC because such index is the one that better reflects the conditions required by the aforementioned standard.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

At the date of approval of these condensed interim financial statements, the latest IPIM released by the INDEC is that for the month of September 2016, and the cumulative inflation rate for the three-year period ended in that month, measured on the basis of the aforementioned index, and without computing the inflation data related to the months of November and December 2015 that are unavailable due to the reorganization process of that statistics bureau, is approximately 94%. As informed by different government sectors, the level of inflation is expected to show a downward trend due to the fact that the effects of the hikes in public utility rates (whose adjustment had been significantly delayed in the last years), which were one of the main reasons of the increase recorded in the cumulative inflation rate in three years, impacted during the first months of 2016.

Although the Argentine economy does not meet the necessary and objective conditions to qualify as a hyperinflationary economy, for purposes of preparing the financial statements as of September 30, 2016 certain macroeconomic variables that affect the Company’s business, such as salary costs and the price of supplies, have suffered somewhat important annual variations, a circumstance that must be taken into account when evaluating and interpreting the Company’s financial position and results of operations in these condensed interim financial statements.

4.                  Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the financial statements for the last financial year, which ended on December 31, 2015, except for those mentioned below.

There are no new IFRS or IFRIC applicable as from the current period that have a material impact on the Company’s condensed interim financial statements.

These condensed interim financial statements must be read together with the audited financial statements as of December 31, 2015 prepared under IFRS.

New standards, amendments and interpretations not effective and not early adopted by the Company:

IFRS 16 “Leases”: On January 13, 2016, the IASB published IFRS 16, which replaces the current guidance in IAS 17. The standard defines a lease as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. The standard requires the recognition of a lease liability that reflects future lease payments and a ‘right-of-use asset’ for almost all lease contracts. This is a significant change compared to IAS 17 under which lessees were required to make a distinction between a finance lease (reported on the balance sheet) and an operating lease (off balance sheet). IFRS 16 contains an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019.

IAS 7 "Statement of cash flows": In February 2016, the IASB published an amendment pursuant to which an entity is required to disclose information that will allow users to understand changes in liabilities arising from financing activities. This includes changes arising from cash flows, such as drawdowns and repayments of borrowings; and non-cash changes, such as acquisitions, disposals and unrealized exchange differences. The amendment is effective for annual periods beginning on or after January 1, 2017.

IAS 12 “Income taxes”: In February 2016, the IASB published amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective from January 1, 2017.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

IFRS 2 “Share based payments”: In June 2016, an amendment was published to clarify the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority. The amendment is effective for annual periods beginning on or after January 1, 2018.

The Company is currently assessing the impact of these new standards and amendments.

5.                   Financial risk management

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

There have been no significant changes in risk management policies since the last fiscal year end.

Financial risk factors

                i.          Currency risk

As of September 30, 2016 and December 31, 2015, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 09.30.16	Total 12.31.15

ASSETS
CURRENT ASSETS
Other receivables	USD	-	15.210	-	11,193
Cash and cash equivalents	USD	471	15.210	7,164	10,607
	EUR	13	17.063	222	181
TOTAL CURRENT ASSETS		484		7,386	21,981
TOTAL ASSETS		484		7,386	21,981

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	174,169	15.310	2,666,520	2,341,098
Related parties	USD	-	15.310	-	119,877
TOTAL NON-CURRENT LIABILITIES		174,169		2,666,520	2,460,975
CURRENT LIABILITIES
Trade payables	USD	7,665	15.310	117,351	185,900
	EUR	12	17.213	207	12,063
	CHF	30	15.783	473	397
	NOK	68	1.927	131	101
Borrowings	USD	7,684	15.310	117,647	46,688
Related parties	USD	-	15.310	-	2,110
TOTAL CURRENT LIABILITIES		15,459		235,809	247,259
TOTAL LIABILITIES		189,628		2,902,329	2,708,234

(1)    The exchange rates used are those of Banco Nación in effect as of September 30, 2016 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

          ii.               Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

-          Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

-          Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

-          Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of September 30, 2016 and December 31, 2015:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At September 30, 2016
Assets
Cash and cash equivalents
Money market funds	48,367	-	-	48,367
Financial assets at fair value through profit or loss:
Government bonds	396,189	-	-	396,189
Money market funds	1,599,802	-	-	1,599,802
Total assets	2,044,358	-	-	2,044,358

Liabilities
Derivative financial instruments	-	1,290	-	1,290
Total liabilities	-	1,290	-	1,290
At December 31, 2015
Assets
Cash and cash equivalents
Money market funds	93,488	-	-	93,488
Financial assets at fair value through profit or loss:
Government bonds	370,161	-	-	370,161
Money market funds	1,213,840	-	-	1,213,840
Derivative financial instruments	-	197	-	197
Total assets	1,677,489	197	-	1,677,686

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

6.                  Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

Except for that mentioned in Note 2.c, in the preparation of these condensed interim financial statements, there have been no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the financial statements for the year ended December 31, 2015.

7.                   Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the financial statements as of December 31, 2015, except for that which is disclosed in Notes 2.b) and 2.c).

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

8.                  Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.15
Cost	202,381	1,674,336	4,809,485	2,232,104	1,254,245	2,512,113	188,602	12,873,266
Accumulated depreciation	(56,376)	(576,740)	(2,054,733)	(839,389)	(460,239)	-	-	(3,987,477)
Net amount	146,005	1,097,596	2,754,752	1,392,715	794,006	2,512,113	188,602	8,885,789

Additions	-	-	431	318	105,174	1,886,613	16,387	2,008,923
Disposals	(3,035)	(15,037)	(21,642)	(43)	(238)	-	-	(39,995)
Transfers	28,281	262,552	939,129	205,817	32,354	(1,444,213)	(23,920)	-
Depreciation for the period	(10,361)	(35,111)	(94,012)	(55,041)	(63,063)	-	-	(257,588)
Net amount 09.30.16	160,890	1,310,000	3,578,658	1,543,766	868,233	2,954,513	181,069	10,597,129

At 09.30.16
Cost	226,426	1,914,149	5,662,117	2,431,169	1,351,681	2,954,513	181,069	14,721,124
Accumulated depreciation	(65,536)	(604,149)	(2,083,459)	(887,403)	(483,448)	-	-	(4,123,995)
Net amount	160,890	1,310,000	3,578,658	1,543,766	868,233	2,954,513	181,069	10,597,129

•           During the period ended September 30, 2016, direct costs capitalized amounted to $ 225.5 million.

•           Financial costs capitalized for the period ended September 30, 2016 amounted to $ 203.5 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.14
Cost	162,192	1,444,310	4,086,201	1,953,167	632,114	1,960,435	136,188	10,374,607
Accumulated depreciation	(44,821)	(536,338)	(1,962,744)	(773,126)	(405,096)	-	-	(3,722,125)
Net amount	117,371	907,972	2,123,457	1,180,041	227,018	1,960,435	136,188	6,652,482

Additions	-	-	9,599	-	94,204	1,231,842	6,787	1,342,432
Disposals	-	-	(3,113)	(75)	-	-	-	(3,188)
Transfers	28,445	187,049	600,985	208,397	73	(1,006,782)	(18,167)	-
Depreciation for the period	(8,095)	(30,138)	(76,457)	(49,017)	(40,373)	-	-	(204,080)
Net amount 09.30.15	137,721	1,064,883	2,654,471	1,339,346	280,922	2,185,495	124,808	7,787,646

At 09.30.15
Cost	190,637	1,631,359	4,679,144	2,161,432	726,392	2,185,495	124,808	11,699,267
Accumulated depreciation	(52,916)	(566,476)	(2,024,673)	(822,086)	(445,470)	-	-	(3,911,621)
Net amount	137,721	1,064,883	2,654,471	1,339,346	280,922	2,185,495	124,808	7,787,646

•           During the period ended September 30, 2015, direct costs capitalized amounted to $ 199.7 million.

•           Financial costs capitalized for the period ended September 30, 2015 amounted to $ 192.2 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

9.                  Other receivables

	Note	09.30.16	12.31.15
Non-current:
		-	-
Minimum national income tax		179,533	74,056
Financial credit		45,730	72,656
Related parties	26.c	7,048	7,065
Total Non-current		232,311	153,777

Current:
Prepaid expenses		6,146	3,473
Credit form Income recognition on account of the RTI - SE Resolution 32/15		-	650,938
Value added tax		-	248,364
Advances to suppliers		3,341	20,762
Advances to personnel		784	1,047
Security deposits		8,193	6,933
Financial credit		39,225	16,362
Receivable with FOCEDE (1)		-	49,536
Receivables from electric activities		115,373	65,694
Related parties	26.c	766	7,076
Guarantee deposits on derivative financial instruments		23,726	16,555
Judicial deposits		12,060	10,482
Other		97	390
Allowance for the impairment of other receivables		(33,534)	(17,752)
Total Current		176,177	1,079,860

(1)    On June 23, 2016, the Company received $ 86.3 million, in accordance with the provisions of Resolution No. 2/16, thereby carrying out the definitive termination and liquidation of the aforementioned trust (see Note 2.d). As of December 31, 2015, the Company’s net position with the FOCEDE is comprised of the following:

12.31.15
Fixed charge Res. 347/12 collected from customers and not transferred	(7,204)
Funds received in excess of that transferred to FOCEDE from fixed charge Res. 347/12	191,722
Outstanding receivables from extraordinary Investment Plan	18,281
Provision for FOCEDE expenses	(153,263)
49,536

The carrying amount of the Company’s other financial receivables approximates their fair value.

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	09.30.16	09.30.15
Balance at beginning of year	17,752	16,647
Increase	15,782	905
Balance at end of the period	33,534	17,552

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

10.               Trade receivables

	09.30.16	12.31.15
Current:
Sales of electricity - Billed	1,239,746	709,568
Sales of electricity – Unbilled (1)	2,096,078	216,012
Framework Agreement	8,222	73,097
Fee payable for the expansion of the transportation and others	22,083	20,842
Receivables in litigation	22,551	22,847
Allowance for the impairment of trade receivables	(130,882)	(79,361)
Total Current	3,257,798	963,005

(1)      As of September 30, 2016, the billing was affected by the effects of the provisional remedies detailed in Note 2.b.

The carrying amount of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	09.30.16	09.30.15
Balance at beginning of year	79,361	84,562
Increase	75,688	21,938
Decrease	(24,167)	(21,478)
Balance at end of the period	130,882	85,022

11.                Financial assets at fair value through profit or loss

	09.30.16	12.31.15
Non-current
Government bonds	-	23,567
Total Non-current	-	23,567

	09.30.16	12.31.15
Current
Government bonds	396,189	346,594
Money market funds	1,599,802	1,213,840
Total current	1,995,991	1,560,434

12.               Cash and cash equivalents

	09.30.16	12.31.15	09.30.15
Cash and banks	43,025	35,464	49,635
Time deposits	-	-	28,645
Money market funds	48,367	93,488	99,903
Total cash and cash equivalents	91,392	128,952	178,183

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

13.               Share capital and additional paid-in capital

As of September 30, 2016, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Grounds for corporate dissolution due to loss of capital stock

As of September 30, 2016, the Company’s negative equity amounts to $ 317.2 million. Therefore, should this situation remain by December 31, 2016, the Company will be subject to complying with the provisions of Section 94, sub-section 5, of the general Business Organizations Law, which provide for the dissolution of companies in the event of loss of capital stock.

At the date of issuance of these condensed interim financial statements, the Company’s Board of Directors is analyzing different scenarios aimed at improving the Company’s financial situation, and taking all steps available with the pertinent authorities to revert this situation.

14.               Trade payables

	09.30.16	12.31.15
Non-current
Customer guarantees	78,359	67,509
Customer contributions	100,545	105,757
Funding contributions - substations	51,700	51,700
Total Non-current	230,604	224,966

Current
Payables for purchase of electricity - CAMMESA	3,529,257	2,714,263
Provision for unbilled electricity purchases - CAMMESA (1)	2,725,265	646,183
Suppliers	881,521	817,891
Advance to customer (1)	804,441	-
Customer contributions	140,262	147,775
Discounts to customers	37,372	125,809
Funding contributions - substations	24,022	23,506
Total Current	8,142,140	4,475,427

(1)      As of September 30, 2016, includes the effects of the provisional remedies detailed in Note 2.b.

The fair values of non-current contributions as of September 30, 2016 and December 31, 2015 amount to $ 131.7 million and $ 127.1 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

15.                Other payables

	Note	09.30.16	12.31.15
Non-current
Loans (mutuum) with CAMMESA		1,293,642	1,099,760
ENRE penalties and discounts		2,940,101	1,004,043
Liability with FOTAE		168,657	155,752
Payment agreements with ENRE		112,173	132,323
Total Non-current		4,514,573	2,391,878

Current
ENRE penalties and discounts		56,164	62,720
Related parties	26.c	4,059	3,447
Advances for works to be performed		16,073	31,462
Payment agreements with ENRE		57,871	54,006
Other		-	39
Total Current		134,167	151,674

The carrying amount of the Company’s other financial payables approximates their fair value.

16.               Borrowings

	Note	09.30.16	12.31.15
Non-current
Corporate notes (1)		2,666,520	2,341,098
Related parties	26.d	-	119,877
Total non-current		2,666,520	2,460,975

Current
Interest from corporate notes		117,647	46,688
Related parties	26.d	-	2,110
Total current		117,647	48,798

(1)    Net of debt repurchase and issuance expenses.

On July 12, 2016, the Company redeemed the Fixed Rate Par Corporate Notes due in 2017. The outstanding amount redeemed at 100% of the corporate notes nominal value totaled USD 14.8 million, plus interest accrued of USD 0.4 million

The fair values of the Company’s non-current borrowings (Corporate Notes) as of September 30, 2016 and December 31, 2015 amount approximately to $ 2.9 billion and $ 2.4 billion, respectively. Such values were calculated on the basis of the estimated market price of the Company’s corporate notes at the end of the period/year.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

17.                Salaries and social security taxes payable

	09.30.16	12.31.15
Non-current
Early retirements payable	5,406	6,324
Seniority-based bonus	91,905	73,715
Total non-current	97,311	80,039

Current
Salaries payable and provisions	748,345	639,293
Social security payable	104,667	89,331
Early retirements payable	4,677	4,507
Total current	857,689	733,131

18.               Income tax and tax on minimum presumed income / Deferred tax

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2015, except for the following:

	09.30.16	12.31.15
Deferred tax assets
Tax loss carry forward	344,776	-
Inventories	276	309
Trade receivables and other receivables	85,554	42,812
Trade payables and other payables	966,072	333,342
Salaries and social security payable	26,071	18,923
Benefit plans	99,393	81,437
Tax liabilities	15,766	14,465
Provisions	145,358	115,522
Deferred tax asset	1,683,266	606,810

Deferred tax liabilities
Property, plants and equipments	(526,676)	(505,528)
Trade receivables and other receivables	(1,482)	(1,482)
Trade payables and other payables	(403)	(403)
Financial assets at fair value through profit or loss	(39,544)	(39,608)
Borrowings	(8,746)	(9,741)
Deferred tax liability	(576,851)	(556,762)

Net deferred tax assets	1,106,415	50,048

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

The detail of the income tax charge is as follows:

	09.30.16	09.30.15
Deferred tax	1056367	7,026
Current tax	-	(583,053)
Difference between provision and tax return	15022	-
Income tax expense	1,071,389	(576,027)

	09.30.16	09.30.15
(Loss) Profit for the period before taxes	(2,913,621)	1,514,900
Applicable tax rate	35%	35%
Profit (Loss) for the period at the tax rate	1,019,767	(530,215)

Gain from interest in joint ventures	7	1
Non-taxable income	54,027	-
Other	(7)	(1)
Difference between provision and tax return	(2,405)	(42,333)
Income tax expense	1,071,389	(572,548)
Unrecognized net deferred tax assets/liabilities	-	(3,479)
Income tax expense	1,071,389	(576,027)

Furthermore, the Company has recognized the minimum national income tax accrued in the period and paid in prior fiscal years as a receivable because it estimates that it may be computed as a payment on account of income tax in future fiscal years.

The receivable from the minimum national income tax for an amount of $ 165.6 million has been disclosed in the other non-current receivables account.

The detail of the minimum national income tax receivable is as follows:

Minimum national income tax receivable	Amount	Year of expiration
Generated in fiscal year 2012	20,506	2022
Generated in fiscal year 2013	43,949	2023
Generated in fiscal year 2016	101,157	2026
	165,612

19.               Tax liabilities

	09.30.16	12.31.15
Non-current
Tax regularization plan	990	1,922
Total Non-current	990	1,922

Current
Provincial, municipal and federal contributions and taxes	139,109	73,805
VAT payable	36,380	-
Tax withholdings	71,823	32,750
SUSS withholdings	1,925	-
Municipal taxes	46,233	44,983
Tax regularization plan	1,954	1,877
Total Current	297,424	153,415

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

20.              Provisions

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.15	259,573	70,489
Increases	56,178	63,256
Decreases	(3)	(34,183)
At 09.30.16	315,748	99,562

At 12.31.14	112,095	24,068

Increases	57,605	58,076
Decreases	-	(22,680)
At 09.30.15	169,700	59,464

21.               Revenue from sales

	09.30.16	09.30.15
Sales of electricity (1) (2)	9,032,090	2,851,379
Right of use on poles	72,016	55,933
Connection charges	10,490	3,006
Reconnection charges	2,752	872
Total Revenue from sales	9,117,348	2,911,190

(1)   Includes revenue from the application of ENRE Resolution No. 347/12 for $ 797.5 million and $ 417.1 million for the periods ended September 30, 2016 and 2015, respectively.

(2)   As of September 30, 2016, includes the effects of the provisional remedies detailed in Note 2.b.

22.              Expenses by nature

The detail of the expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	1,878,560	311,000	336,182	2,525,742
Pension plans	46,060	7,625	8,242	61,927
Communications expenses	19,068	77,937	7,587	104,592
Allowance for the impairment of trade and other receivables	-	91,470	-	91,470
Supplies consumption	208,923	-	23,380	232,303
Leases and insurance	330	-	65,607	65,937
Security service	48,523	594	39,610	88,727
Fees and remuneration for services	322,610	333,034	275,621	931,265
Public relations and marketing	-	-	15,360	15,360
Advertising and sponsorship	-	-	7,913	7,913
Reimbursements to personnel	879	162	628	1,669
Depreciation of property, plants and equipments	207,819	37,086	12,683	257,588
Directors and Supervisory Committee members’ fees	-	-	5,089	5,089
ENRE penalties	1,842,249	173,949	-	2,016,198
Taxes and charges	-	67,530	10,578	78,108
Other	185	81	3,991	4,257
At 09.30.16	4,575,206	1,100,468	812,471	6,488,145

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of September 30, 2016 for $ 225.5 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

Salaries and social security charges: on January 18, 2016, the Company entered into two agreements, one with the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union Federal Capital) and another one with the Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies), pursuant to which the Company agreed to grant, on a voluntary and one-time basis, an extraordinary bonus not regarded as a salary item (i.e. included in the salary but not subject to social security charges nor considered for the payment of the mid and year-end bonus) of $ 5,000 to all the employees subject to the collective bargaining agreements of the aforementioned union/association. The bonus was paid in two installments of $ 2,000 and $ 3,000 on January 21, 2016 and March 21, 2016, respectively. The payment of the aforementioned bonus was extended to all Company employees. The total recorded charge amounted to $24.9 million.

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	1,353,039	220,664	239,485	1,813,188
Pension plans	47,570	7,758	8,420	63,748
Communications expenses	9,312	44,136	2,293	55,741
Allowance for the impairment of trade and other receivables	-	22,843	-	22,843
Supplies consumption	160,721	-	13,280	174,001
Leases and insurance	375	-	43,908	44,283
Security service	31,341	644	16,206	48,191
Fees and remuneration for services	366,952	237,652	123,349	727,953
Public relations and marketing	-	-	6,677	6,677
Advertising and sponsorship	-	-	3,439	3,439
Reimbursements to personnel	930	160	653	1,743
Depreciation of property, plants and equipments	172,544	23,248	8,288	204,080
Directors and Supervisory Committee members’ fees	-	-	2,692	2,692
ENRE penalties	188,145	9,090	-	197,235
Taxes and charges	-	34,712	7,803	42,515
Other	207	54	2,633	2,894
At 09.30.15	2,331,136	600,961	479,126	3,411,223

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of September 30, 2015 for $ 199.7 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

23.              Other operating expense, net

	09.30.16	09.30.15
Other operating income
Services provided to third parties	31,425	39,666
Commissions on municipal taxes collection	15,141	9,321
Income from non-reimbursable customer contributions	573	573
Others	9,303	2,706
Total other operating income	56,442	52,266

Other operating expense
Net expense from technical services	(15,367)	(9,378)
Gratifications for services	(26,583)	(36,047)
Cost for services provided to third parties	(22,867)	(44,556)
Severance paid	(10,755)	(8,124)
Debit and Credit Tax	(106,587)	(57,115)
Other expenses - FOCEDE	(14,653)	(42,637)
Provision for contingencies	(119,434)	(115,681)
Disposals of property, plant and equipment	(39,995)	(3,188)
Other	(938)	(756)
Total other operating expense	(357,179)	(317,482)
Other operating expense, net	(300,737)	(265,216)

24.              Net financial expense

	09.30.16	09.30.15
Financial income
Commercial interest	91,167	34,606
Financial interest	42,769	23,590
Total financial income	133,936	58,196

Financial expenses
Interest and other (1)	(259,488)	(93,811)
Fiscal interest	(3,253)	(2,576)
Commercial interest (2)	(819,878)	(38,532)
Bank fees and expenses	(2,326)	(15,624)
Total financial expenses	(1,084,945)	(150,543)

Other financial results
Exchange differences	(359,696)	(170,130)
Adjustment to present value of receivables	2,958	3,201
Changes in fair value of financial assets (3)	357,804	107,039
Net gain from the repurchase of Corporate Notes	42	-
Other financial expense	(27,122)	(16,041)
Total other financial expense	(26,014)	(75,931)
Total net financial expense	(977,023)	(168,278)

(1)      Net of interest capitalized as of September 30, 2016 and 2015 for $ 203.5 million and $ 192.2 million, respectively.

(2)     As of September 30, 2015, such amount is net of the gain recorded from the agreement with CAMMESA instructed by SE Resolution No. 32/15.

(3)     Includes changes in the fair value of financial assets on cash equivalents as of September 30, 2016 and 2015 for $ 14 million and $ 13.9 million, respectively.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

25.               Basic and diluted (loss) earnings per share

Basic

The basic (loss) earnings per share are calculated by dividing the result attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of September 30, 2016 and 2015, excluding common shares purchased by the Company and held as treasury shares.

The basic (loss) earnings per share coincide with the diluted (loss) earnings per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	09.30.16	09.30.15
(Loss) Profit for the period attributable to the owners of the Company	(1,842,232)	938,873
Weighted average number of common shares outstanding	897,043	897,043
Basic and diluted (loss) profit earnings per share – in pesos	(2.05)	1.05

26.              Related-party transactions

•       The following transactions were carried out with related parties:

a.    Expense

Company	Concept	09.30.16	09.30.15

EASA	Technical advisory services on financial matters	(27,101)	(15,979)
SACME	Operation and oversight of the electric power transmission system	(26,150)	(19,201)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	(3,454)	(110)
PYSSA	Financial and granting of loan services to customers	(21)	(62)
OSV	Hiring life insurance for staff	(4,205)	-
PISA	Interest Corporate Notes 2022	(3,573)	-
		(64,504)	(35,352)

b.   Key management personnel’s remuneration

	09.30.16	09.30.15
Salaries	125,858	67,118
	125,858	67,118

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of September 30, 2016 presented in comparative form  (continued)

•       The balances with related parties are as follow:

c.    Receivables and payables

	09.30.16	12.31.15
Other receivables - Non current
SACME	7,048	7,065
	7,048	7,065

Other receivables - Current
CYCSA	-	6,406
SACME	766	662
PYSSA	-	8
	766	7,076

	09.30.16	12.31.15
Other payables
SACME	(4,059)	(3,447)
	(4,059)	(3,447)

d.   Borrowings

	09.30.16	12.31.15
Borrowings - Non current
PISA	-	(119,877)
	-	(119,877)

Borrowings - Current
PISA	-	(2,110)
	-	(2,110)

27.               Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2016 resolved, among other issues, the following:

-          To approve the Annual Report and the Financial Statements of Edenor S.A. as of December 31, 2015;

-          To appoint Directors and alternate Directors;

-          To approve the actions taken by the Directors and Supervisory Committee members, together with the remuneration thereof;

-          To appoint the authorities and the external auditors for the current fiscal year;

-          To allocate to the legal reserve an amount of $ 73.3 million, of which $ 64 million relates to the restoring of the reserve used to absorb accumulated losses, and $ 9.3 million to the mandatory allocation;

-          To record a voluntary reserve in accordance with the terms of section 70 of the Business Organizations Law for an amount of $ 176.1 million allocated to investments and other financial needs, authorizing the Company’s Board of Directors to apply the amount thereof, whether in full or in part, and to approve the methodology, time periods and conditions of those investments.

RICARDO TORRES
Chairman

Free translation from the original in Spanish for publication in Argentina

REPORT OF CONDENSED INTERIM FINANCIAL STATEMENTS´REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) which includes the condensed interim statement of financial position as of September 30, 2016, the related condensed interim statement of comprehensive income for the nine and three months period ended September 30, 2016, the related condensed interim statements of changes in equity and cash flows for the nine month period then ended with the complementary selected notes.

The amounts and other information related to fiscal year 2015 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible of preparation and presentation of the financial statements, in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) ,as the applicable accounting framework and incorporated by the National Securities Commission (CNV), as they were approved by the International Accounting Standards Board (IASB), and, therefore, it’s responsible for the preparation and issuance of the condensed interim financial statements mentioned in first paragraph in accordance with IAS 34 “Interim financial information”.

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as standard review in Argentina through Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Auditing Standards, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report, are not prepared in all material respects, in accordance with IAS 34.

Emphasis of matter paragraph

Without modifying our conclusion we draw attention to the situation explained in Notes 1 and 2.b) of the interim condensed financial statements as regards the economic and financial position of the Company and the impact of the precautionary measures issued by the different courts requesting the suspension of Resolutions No. 6/16 and No. 7/16 of the Ministry of Energy and Mining (MEyM) and Resolution No. 1/16 of the National Electricity Regulatory Body (ENRE). In addition, as stated in Note 13 at September 30, 2016, the Company records a negative shareholders’ equity. Section 94, subsection 5, of the General Companies Law provides that there shall be grounds for company dissolution when this circumstance takes place. Therefore, if this situation persists at December 31, 2016, the Company's shareholders must take the necessary measures to solve this issue.

Report of compliance with regulations in force

In compliance with regulations in force, we report that:

a)    the condensed interim financial statements of the Company, are transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)    the condensed interim financial statements of the company arise from accounting records kept in all formal respects in conformity with legal regulations;

c)    we have read the summary of activity, and additional information to the notes of condensed interim financial statements required by section 68 of the Rules of the Stock Exchange of Buenos Aires and article 12 °, Chapter III, Title IV of the regulations of the National Securities Commission on which, as regards those matters that are within our competence, we have no observations to make;

d)    at September 30, 2016 the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $85.458.015, which were not yet due at that date.

Autonomous City of Buenos Aires, November 9, 2016

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. R. Sergio Cravero Public Accountant (UCA) C.P.C.E. City of Buenos Aires T° 265 F°92

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 15, 2016